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SEC FILE NUMBER
8-70084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MidAmerica Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2855 Interstate Drive, Suite 115
(No. and Street)

Lakeland	FL	33805
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R Carter	813-442-1645	ana.carter@mymidamericasecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

66 Hudson Blvd E, Ste 2200	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ana R Carter, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MidAmerica Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: FINOP

[signature]

Notary Public

JOSHUA WALLS NOTARY PUBLIC My Comm. Expires Mar 12, 2028 FLOYD COUNTY STATE OF GEORGIA

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MidAmerica Securities, LLC

AUDITED FINANCAL STATEMENTS

December 31, 2024

Table of Contents

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member of
MidAmerica Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MidAmerica Securities, LLC (the Company) as of December 31, 2024, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplementary Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 (the supplemental information), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2024.

New York, New York
March 3, 2025

MidAmerica Securities, LLC
Statement of Financial Condition
December 31, 2024

Assets		
Cash and Cash Equivalents	$	184,387
Accounts Receivable		670,675
Prepaid Assets and Deposits		8,988
Total Assets	$	864,050
Liabilities and Member’s Equity		
Liabilities		
Accounts Payable	$	11,341
Accrued Expenses – Commissions Payable		33,038
Due to Parent		108,900
Total Liabilities		153,279
Member’s Equity		710,771
Total Liabilities and Member’s Equity	$	864,050

The accompanying notes are an integral part of these financial statements.

MidAmerica Securities, LLC
Statement of Operations
For the Year Ended December 31, 2024

Revenues - Commissions	$	3,597,425
Operating Expenses		
Salaries and Wages		36,727
Commissions		177,061
Professional Services		46,478
Rent		4,315
Regulatory Fees		15,094
Office Supplies and Expenses		3,000
Other Expenses		3,220
Total Operating Expenses		285,895
Net Income	$	3,311,530

The accompanying notes are an integral part of these financial statements.

MidAmerica Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2024

Balance at December 31, 2023	$	594,241
Member Distributions		(3,195,000)
Net income		3,311,530
Balance at December 31, 2024	$	710,771

The accompanying notes are an integral part of these financial statements.

MidAmerica Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities:		
Net Income	$	3,311,530
Net cash provided by (used in) operating activities:		
Prepaid Expenses and Deposits		(198)
Accounts Receivable		124,725
Accounts Payable		(11,341)
Due to Parent		(44,160)
Accrued Expenses		(3,424)
Net cash provided by operating activities		3,245,928
Cash flows from financing activities:		
Member Distributions		(3,195,000)
Net cash used in financing activities		(3,195,000)
Net increase in cash and equivalents		50,928
Cash and equivalents at beginning of period		133,459
Cash and equivalents at end of period	$	184,387

The accompanying notes are an integral part of these financial statements.

MidAmerica Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2024

NOTE 1 – Organization

MidAmerica Securities, LLC (the "Company"), a wholly owned subsidiary of MidAmerica Administrative & Retirement Solutions, LLC (the "Parent" or "MARS"), is a limited liability company which was formed in the State of Delaware on November 6, 2017. MARS is a wholly owned subsidiary of U.S. Retirement Partners, Inc. which is owned by USRP Holdings, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business of selling mutual funds, variable life insurance and annuities products.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 – Summary of Significant Accounting Policies

Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than 90 days that are not held for sale in the ordinary course of business. The Company maintains cash deposits in a noninterest bearing checking account at a bank.

Accounts Receivable

Accounts Receivable represents uncollected November and December commissions. The Company has evaluated the collectability of the accounts receivable and determined no valuation allowance is necessary as all accounts are collectible. The accounts receivable terms are due upon delivery of services. Accounts receivable balance at December 31, 2024 was $670,675. Accounts receivable at December 31, 2023 was $545,950.

NOTE 2 –Summary of Significant Accounting Policies *(Cont'd)*

Property and Equipment

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Revenue Recognition

The Company has adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

We determine revenue recognition through the following steps:

- Identification of the contract with the customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, the performance obligations are satisfied

We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

The Company earns commissions from sales of variable life insurance annuities. The commissions are calculated as a percentage of amounts invested in the insurance policy. Commissions are recognized as revenue when (i) the policy application is substantially complete, (ii) the premium is paid and (iii) the insured party is contractually committed to the purchase of the insurance policy. We derive our revenues primarily from commissions earned on insurance policies that we place either as a percentage of the policy premium or as a stated fee. Our contracts generally contain a single performance obligation and revenues are recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services, which typically occur at the time the consumer remits payment of their policy premium.

Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements. The members report the Company's taxable income or loss on their respective tax returns. The Company has adopted provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate all of its tax positions to determine if they are more likely than not to be sustained during examinations. A tax position includes the entity's status. The Company believes it has no uncertain positions.

Financial Instruments – Credit Losses

In accordance with FASB ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," the ASU adds to U.S. GAAP and impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. The Company must recognize as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in

NOTE 2 – General and Summary of Significant Accounting Policies *(Cont'd)*

more timely recognition of such losses, if any. A broker-dealer's estimate of expected losses should consider the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses.

A broker-dealer, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote. For financial assets measured at amortized cost (i.e. cash), the Company has concluded that there are no expected credit losses based on the nature or expected life of the financial assets and immaterial historic or expected losses.

Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2024. Based upon this review, the Company has implemented the pronouncements that required adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company, and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 – Related Party Transactions

The Company has an expense sharing agreement with its Parent. MARS allocates all appropriate expenses to the Company on a monthly basis. Shared expenses during the year ended December 31, 2024, amounted to $44,160. The shared expenses are included in Salaries and Wages, Rent and Office Supplies and Expenses on the Statement of Operations. The Company had a payable to the parent of $108,900 as of December 31, 2024.

During the year the Company made $3,195,000 in capital distributions to MARS.

The Company shares office space with a related party. For the year ended December 31, 2024, the Company recognized $4,315 in rent expense, this included in the $44,160 mentioned above.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 4 – Concentration

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At times, the cash balance exceeds federally insured limits. We have not experienced any historical credit losses associated with these balances.

At December 31, 2024, the Company did not exceed the federally insured limit. The Company revenue comes from one source. Accounts receivable as of December 31, 2024 is from a single source as well.

NOTE 5 – Commitments and Contingencies, Indemnifications

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

NOTE 6 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of a single class of service – the sales of variable life insurance annuities. The Company has identified its Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The Company's most significant expenses are commissions expense and the allocated expenses from the Parent. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 7 – Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had net capital of $64,146 which was $53,927 in excess of its required net capital of $10,219. The Company's net capital ratio was 2.3895 to 1. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum net capital pursuant to a fixed dollar amount or 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

NOTE 8 – Subsequent Events

Subsequent events have been evaluated through March 3, 2025, which is the date the financial statements were available to be issued, and no material events have occurred that would require the Company to change its financial statements or these footnotes.

MidAmerica Securities, LLC
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2024

Computation of Net Capital

Total Member's Equity		$	710,771
Non-Allowable Assets			
Accounts Receivable (net of commissions payable)	(637,637)		
Prepaid Expenses and Deposits	(8,988)		
Total Non-Allowable Assets			(646,625)
Haircuts on Securities			-
Net Allowable Capital		$	64,146

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	10,219
Minimum Net Capital Requirement of Reporting Broker-Dealer		5,000
Net Capital Requirement		10,219
Excess Net Capital		53,927

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	153,279
Percentage of Aggregate Indebtedness to Net Capital		238.95%

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's Form X-17A-5 report, as amended on February 3, 2025, dated December 31, 2024.

MidAmerica Securities, LLC
Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the Rule and does not hold customers' monies or securities.

Report of Independent Registered Public Accounting Firm

To the Member of
MidAmerica Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MidAmerica Securities, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which MidAmerica Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the exemption provisions) and (2) MidAmerica Securities, LLC stated that MidAmerica Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2024 without exception. MidAmerica Securities, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MidAmerica Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

New York, NY
March 3, 2025

MidAmerica

EXEMPTION REPORT

MidAmerica Securities, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R 15c3-3 under the following provisions of 17 C.F.R 240.15c3-3: (k)(1)

and

2. The Company met the identified exemption provisions in 17 C.F.R 240.15c3-3 (k)(1) throughout the most recent fiscal year ended December 31, 2024 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Ana R. Carter
Name

Ana R. Carter
Authorized Signature

FINOP
Title

March 3, 2025
Date

Administration Office
2855 Interstate Drive, Suite 115
Lakeland, FL 33805

Corporate Headquarters
One Harbour Place
777 South Harbour Island Blvd, Suite 390
Tampa, FL 33602

P: (800) 430-7999
F: (863) 686-9727

www.myMidAmerica.com